TSX, NYSE: AKG

ASANKO GOLD ENTERS INTO LIFE-OF-MINE POWER PURCHASE AGREEMENT FOR PHASE 1

Highlights:

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Life-of-mine power purchase agreement signed with independent power producer, Genser Energy

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19MW generation facility to be built and operated adjacent to the AGM Phase 1 processing facilities

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Fixed pricing for the life of the contract on terms equal to or better than the Phase 1 Definite Project Plan

Vancouver, British Columbia, June 3, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the signing of a binding Power Purchase Agreement (“PPA”) with Genser Energy Ghana Limited (“Genser”) for the supply of all the power required for Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”). Genser is an established independent power producer and power plant operator in Ghana that provides power to large industrial and parastatal clients.

Under the agreement Genser will build and operate a 19.2 megawatts (“MW”) liquid fuel power plant adjacent to the AGM site and supply 17MW of nominal power to Phase 1 on a fixed-price, life-of-mine contract. The initial contracted rates for the first two years (2016 and 2017) are slightly below the rates that were published in the Phase 1 Definitive Project Plan in November 2014. In 2018 and 2019 the contracted tariffs decrease in each year providing a benefit to the long term operating cost profile of the mine.

The Company is also installing a 30km 161kV power line to connect to the national grid, which will also service the power required for the proposed Phase 2 expansion project.  Under the PPA, Genser will have the ability to utilize the power line to sell excess power into the grid or to supply power via the grid from their coal-fired power plant at Chirano, which is undergoing an expansion. The power line is on track for completion in Q3 2015. Bush clearing and ground preparation has been completed and foundation work for the towers as well as the medium voltage substation at the project site is well advanced.

Peter Breese, President and CEO, commented: “We have chosen Genser as our preferred power supplier because of their established presence in Ghana, their track record and their capability to meet our long-term requirements.

The signing of this agreement is a critical step in ensuring that cost effective, reliable and stable power will be supplied for Phase 1 of the Asanko Gold Mine. The ability for Genser to provide power from the planned liquid fuel plant as well as their other facilities, via the power line under construction, provides significant flexibility and security of supply.”

Permitting and construction of the 19.2MW plant will begin immediately, with power expected to be available in Q4 2015 in advance of commissioning Phase 1 in early 2016.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About Genser Energy

Genser Energy Ghana is a subsidiary of Genser Energy, an independent power producer (“IPP”) based in the USA with operations in Africa. It specializes in providing custom engineering turn-key distributed generation energy solutions for mines, industries and utilities. Genser engages in engineering, procurement and construction as well as operations and maintenance of its power generation assets and sells power and or/steam to clients. Each project is financed, owned and operated by a country level subsidiary in Africa.  Current clients include Goldfields, Kinross and Golden Star Resources.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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